Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone: (423) 229-8321
wmclain@eastman.com

July 2, 2015
VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Terence O’Brien, Branch Chief
Tracie Mariner, Staff Accountant

Re:	Eastman Chemical Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-12626

Dear Mr. O’Brien and Ms. Mariner:
Eastman Chemical Company (the “Company”) is in receipt of the comments of the staff of the Division of Corporation Finance (the “Staff”) addressed to Curtis E. Espeland, Chief Financial Officer of the Company, dated June 24, 2015, with respect to the above-referenced filing (the “Form 10-K”). In that letter, the Staff has asked the Company to respond to its comments by July 9, 2015. As indicated in Brian Henry’s (the Company’s in-house attorney responsible for securities and disclosure matters) voice message to Tracey Houser of the Staff on July 1, 2015, we expect to respond to your comments not later than July 20, 2015.
Please contact me at the above telephone number or e-mail address, or Brian Henry at 423-229-1295 (telephone) or blhenry@eastman.com (e-mail), if you have questions prior to our submission of the Company’s response to the Staff’s comments to the Form 10-K.
Sincerely,

/s/William T. McLain Jr.
William T. McLain Jr.
Corporate Controller

Securities and Exchange Commission
July 2, 2015

Enclosures
cc: Curtis E. Espeland, Chief Financial Officer, Eastman Chemical Company
Scott V. King, Chief Accounting Officer, Eastman Chemical Company
David A. Golden, Chief Legal Officer, Eastman Chemical Company
Brian L. Henry, Senior Securities-Governance Counsel, Eastman Chemical Company
Mark L. Hanson, Jones Day
Neil M. Simon, Jones Day